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                                                                    EXHIBIT 5.19

                                 PCSUPPORT.COM



                                            September 1, 1999


Mr. Irwin Olian
415 Carroll Canal
Venice, CA 90291

             Re:  Consulting Services
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Dear Irwin:

     This will summarize the principal terms of our agreement with respect to your consulting services to be provided to PCSUPPORT.COM (the "Company").

     1. Commencing September 1, 1999 and continuing for a term of one year to and including August 31, 2000, you shall be engaged as a business consultant for the Company.

     2. The scope of your services shall involve all matters related to the development of the Company's business, with particular emphasis on corporate finance and the capital markets, as well as publicity, legal and accounting matters. The precise nature of your services shall be determined from time to time by management of the Company, within the purview of your expertise. Your services shall be provided to the Company as an independent contractor, not an employee of the Company.

     3. As full consideration for your services hereunder, you shall be granted options to acquire 55,000 shares of the Company's Common Stock. The exercise price for 35,000 of such shares shall be $1.00 per share and the exercise price for 20,000 of such shares shall be $2.00 per share. The term of the options shall be three years from the date hereof. Such options shall vest monthly for the twelve-month period of this consulting agreement, commencing with the lower price options. In the event your services shall be terminated hereunder, then all unvested options shall be immediately canceled as of the effective date of such termination. In the event the Company causes a stock option plan to be registered under the Securities Act of 1933, as amended, then the Company agrees to utilize its best efforts to include your options under such plan.

     4. This agreement may be terminated by either party for any reason without cause upon 30 days' prior written notice.
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     5.  You shall bear all customary office and secretarial expenses required in connection with your services hereunder, including without limitation telephone, fax, photocopying, postage, computer and supplies, as well as auto mileage. In the event the Company requests you to travel outside Southern California to perform services for the Company, then the Company agrees to reimburse you upon substantiation for all reasonable and necessary travel expenses incurred in connection therewith, subject to parameters to be preapproved by the Company for each such trip. In addition, if you undertake any other business on such trip, then expenses shall be fairly apportioned.

     6. Upon execution of this letter by the parties, it shall be deemed to be a legally binding agreement pending execution of any more formal documentation.

     Very truly yours,

     PCSUPPORT.COM


     By: /s/ Mike McLean
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     Accepted and Agreed:


     /s/ Irwin Olian
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     Irwin Olian